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                          December 10, 2021

       Thomas Burnell
       President, Chief Executive Officer and Director
       Interpace Biosciences, Inc.
       300 Interpace Parkway
       Parsippany, New Jersey 07054

                                                        Re: Interpace
Biosciences, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 6,
2021
                                                            File No. 333-261504

       Dear Mr. Burnell:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Merrill Kraines, Esq.